UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14561

Daimler AG

(Exact name of registrant as specified in its charter)

Mercedesstrasse 137, 70327 Stuttgart, Germany

Tel.: +49 (0) 711-17-0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value, of Daimler AG;

Guarantees of the debt securities listed on Exhibit A hereto.

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate.

The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.          Exchange Act Reporting History

Daimler AG (“Daimler” or the “Company”) (formerly DaimlerChrysler AG) first incurred a duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on August 6, 1998, the date the Company filed a Registration Statement on Form F-4 (Commission File No. 333-60767) with the Securities and Exchange Commission (the “Commission”).

For the 12 months preceding the filing of this Form 15F, Daimler has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules and regulations promulgated by the Commission, including its annual report on Form 20-F for the fiscal year ending December 31, 2009.

Item 2.          Recent United States Market Activity

The ordinary shares, no par value of Daimler (the “Shares”), were last sold on August 6, 1998 in a registered offering under the Securities Act of 1933 (the “Securities Act”) pursuant to a Registration Statement on Form F-4 (Commission File No. 333-60767).

Daimler has guaranteed various series of notes issued or assumed by Daimler Finance North America LLC (collectively, the “Guarantees”).  Daimler Finance North America LLC’s $2,000,000,000 Floating Rate Notes due March 13, 2009 were the last series of notes issued by Daimler Finance North America LLC and guaranteed by Daimler that were offered and sold in a registered offering under the Securities Act pursuant to a Registration Statement on Form F-3 (Commission File No. 333-123535).  The offering of these notes took place on March 8, 2007.

Daimler and Daimler Finance North America LLC (as successor issuer to DaimlerChrysler North America Holding Corp.) filed a post-effective amendment on June 7, 2010 withdrawing the Registration Statements on Form F-3 (Commission File Nos. 333-123535 and 333-13160), with respect to any unsold portion of securities registered thereon.

Daimler Finance North America LLC is considered the successor issuer of DaimlerChrysler North America Holding Corp. pursuant to a Second Supplemental Indenture dated July 30, 2007 (the “Supplemental Indenture”), whereby Daimler Finance North America LLC substituted for DaimlerChrysler North America Holding Corp. as issuer of all of the securities issued by DaimlerChrysler North America Holding Corp., including those issued under the Registration Statements specified above, and assumed all obligations related to such securities.  A description of this issuer substitution and the Supplemental Indenture were furnished on Form 6-K on July 30, 2007 and incorporated by reference into the Registration Statements on Form F-3 specified above.

Item 3.          Foreign Listing and Primary Trading Market

With respect to the Shares:  The primary trading market for Daimler’s Shares is Germany and the United Kingdom.

In Germany, the Shares are listed on the Frankfurt Stock Exchange and the Stuttgart Stock Exchange.  In addition, they are traded on the following German stock exchanges: Berlin, Düsseldorf, Frankfurt, Hamburg, Hanover and Munich.  The Shares are also traded off-exchange in Germany through over-the-counter trading.  The Shares have been listed on the Frankfurt and Stuttgart stock exchanges since November 12, 1998 and November 17, 1998, respectively.

In the United Kingdom, the Shares are not listed on an exchange, but the Shares are traded off-exchange in this jurisdiction, including over-the-counter and through multilateral trading facilities based in the United Kingdom.

During the 12-month period from May 1, 2009 to April 30, 2010, the average daily trading volume (the “ADTV”) of the Shares in Germany and the United Kingdom represented 64.5% of the worldwide ADTV of the Shares.(1)  In addition, during this same period, the ADTV of the Shares in Germany was greater than the ADTV in the United States.

With respect to the Guarantees: Not applicable.

Item 4.          Comparative Trading Volume Data

With respect to the Shares: During the 12-month period from May 1, 2009 to April 30, 2010, the ADTV of the Shares in the United States represented 3.6% of the ADTV of the Shares on a worldwide basis.(2)

The delisting from the New York Stock Exchange of the Shares took effect on June 7, 2010.  The Shares will continue to be listed on the Frankfurt and Stuttgart stock exchanges.

Daimler used Bloomberg L.P. as the source of trading volume information with respect to on-exchange trading and off-exchange trading of the Shares to determine whether it meets the requirements of Rule 12h-6.

With respect to the Guarantees: Not applicable.

(1)                                  This percentage takes into account (1) on-exchange and off-exchange trading of the Shares in Germany and the United Kingdom in the numerator of this calculation and (2) on-exchange and off-exchange trading of the Shares worldwide in the denominator of this calculation.

(2)                                  This percentage takes into account (1) on-exchange and off-exchange trading of the Shares in the United States in the numerator of this calculation and (2) on-exchange and off-exchange trading of the Shares worldwide in the denominator of this calculation.

Item 5.          Alternative Record Holder Information

Not applicable.

Item 6.          Debt Securities

With respect to the Shares: Not applicable.

With respect to the Guarantees: As of March 22, 2010, the number of record holders of each series of notes issued or assumed by Daimler Finance North America LLC, which are currently outstanding as of date of this Form 15F, and subject to a Guarantee was less than 300.  Exhibit A attached to this Form lists the Guarantees and the number of record holders of each underlying series of notes issued or assumed by Daimler Finance North America LLC.

Item 7.          Notice Requirement

On May 14, 2010, Daimler published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act.  This press release was circulated by all of the major financial news wire services in the United States.  A copy of the press release was submitted to the SEC under cover of a Form 6-K on May 14, 2010.

Item 8.          Prior Form 15 Filers

Not applicable.

PART II

Item 9.          Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.daimler.com.

PART III

Item 10.        Exhibits

Exhibit A attached to this Form lists the Guarantees and the number of record holders of each underlying series of notes issued or assumed by Daimler Finance North America LLC.  The Shares and the Guarantees listed on Exhibit A comprise all of the securities for which the Company has a reporting obligation under Section 13(a) or 15(d) of the Exchange Act.

Item 11.        Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                                  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                                  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Daimler AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Daimler AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Daimler AG
(Registrant)

June 8, 2010	/s/ Dr. Dieter Zetsche
(Date)	Dr. Dieter Zetsche
Chairman of the Board of Management / Head of Mercedes-Benz Cars

June 8, 2010	/s/ Bodo Uebber
(Date)	Bodo Uebber
Member of the Board of Management Finance & Controlling / Daimler Financial Services

Exhibit A

The following sets forth a complete list of all of the Guarantees granted by Daimler with respect to SEC-registered notes issued or assumed by Daimler Finance North America LLC currently outstanding as of the date of this Form 15F:

Security	Record holders
Guarantee of 5.650% Guaranteed Non-Callable InterNotes due September 15, 2011	20
Guarantee of 5.75% Guaranteed Non-Callable InterNotes due September 8, 2011	76
Guarantee of 5.900% Guaranteed Non-Callable InterNotes due August 15, 2011	29
Guarantee of 5.950% Guaranteed Non-Callable InterNotes due August 15, 2011	27
Guarantee of 6.200% Guaranteed Non-Callable InterNotes due July 15, 2011	23
Guarantee of 5.900% Guaranteed Non-Callable InterNotes due June 15, 2011	14
Guarantee of 5.900% Guaranteed Non-Callable InterNotes due June 15, 2011	16
Guarantee of 5.875% Guaranteed Non-Callable InterNotes due June 15, 2011	23
Guarantee of 5.800% Guaranteed Non-Callable InterNotes due April 15, 2011	13
Guarantee of 5.500% Guaranteed Non-Callable InterNotes due April 15, 2011	10
Guarantee of 5.875% Guaranteed Notes due March 15, 2011	72
Guarantee of 5.500% Guaranteed Non-Callable InterNotes due March 15, 2011	16
Guarantee of 5.200% Guaranteed Non-Callable InterNotes due February 15, 2011	15
Guarantee of 5.300% Guaranteed Non-Callable InterNotes due January 15, 2011	23
Guarantee of 5.250% Guaranteed Non-Callable InterNotes due December 15, 2010	12
Guarantee of 5.450% Guaranteed Non-Callable InterNotes due December 15, 2010	11
Guarantee of 5.400% Guaranteed Non-Callable InterNotes due November 15, 2010	17
Guarantee of 5.100% Guaranteed Non-Callable InterNotes due October 15, 2010	22
Guarantee of 4.900% Guaranteed Non-Callable InterNotes due September 15, 2010	24
Guarantee of 5.000% Guaranteed Non-Callable InterNotes due September 15, 2010	23
Guarantee of 5.000% Guaranteed Non-Callable InterNotes due September 15, 2010	31
Guarantee of 5.000% Guaranteed Non-Callable InterNotes due August 15, 2010	30
Guarantee of 5.000% Guaranteed Non-Callable InterNotes due July 15, 2010	30
Guarantee of 4.750% Guaranteed Non-Callable InterNotes due July 15, 2010	22
Guarantee of 4.900% Guaranteed Non-Callable InterNotes due June 15, 2010	30
Guarantee of 5.000% Guaranteed Non-Callable InterNotes due June 15, 2010	33
Guarantee of 4.875% Guaranteed Notes due June 15, 2010	79
Guarantee of 5.300% Guaranteed Non-Callable InterNotes due June 15, 2010	29
Guarantee of 8.0% Guaranteed Notes due June 15, 2010	91

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Guarantee of 8.50% Guaranteed Notes due January 18, 2031	65
Guarantee of 6.50% Guaranteed Notes due November 15, 2013	97
Guarantee of 7.30% Guaranteed Notes due January 15, 2012	86
Guarantee of 6.850% Guaranteed Non-Callable InterNotes due October 15, 2011	27
Guarantee of 7.750% Guaranteed Notes due January 18, 2011	90

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